Free for All, Inc.
303 Lippincott Drive, Suite 320
Marlton, NJ 08053
(856) 652-2249

February 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Free for All, Inc.
Request to Withdraw Registration Statement on Form S-1
Registration No. 333-162293 originally filed October 2, 2009

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement"), of Free for All, Inc. pursuant to Rule 477 under the Securities Act of 1933, as amended.  The Registration Statement was originally filed on October 2, 2009 and amended on January 4, and January 27, 2010 and has never been declared effective.  The Board of Directors of the Company has determined to abandon the Registration Statement.  The Company never commenced a public offering of its shares.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Company is 303-770-7257, attention, Gary Agron.  Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Gary Agron at 303-770-7254.

Sincerely,

Free for All, Inc.

By:	/s/ Gerard Ferro

Gerard Ferro
Chief Executive Officer